Exhibit 8.1

[Dewey Ballantine LLP Letterhead]

May 29, 2003

To the Addressees Listed on

Schedule I Attached Hereto

Re:                               Household Automotive Trust 2003-1

Ladies and Gentlemen:

We have acted as tax counsel to Household Finance Corporation (“Household”), a Delaware corporation, Household Automotive Finance Corporation, a Delaware corporation, Household Automotive Credit Corporation, a Delaware corporation and Household Auto Receivables Corporation (the “Seller”), a Nevada corporation, as to certain matters arising in connection with the issuance of the Class A-1 Notes, Class A-2 Notes, Class A-3 Notes, and Class A-4 Notes (the “Notes”) which will be issued pursuant to the Series Supplement (the “Series Supplement”), dated as of May 29, 2003, among Household, as Master Servicer (the “Master Servicer”), Household Automotive Trust 2003-1 (the “Issuer”), the Seller, U.S. Bank National Association, a national banking association, as Indenture Trustee (the “Indenture Trustee”) and Wilmington Trust Company, a Delaware banking corporation, as Owner Trustee (the “Owner Trustee”) to (i) the Indenture (the “Indenture”), dated as of May 29, 2003, between the Issuer and the Indenture Trustee, (ii) the Amended and Restated Trust Agreement (the “Trust Agreement”), dated as of May 29, 2003, between the Seller and the Owner Trustee and (iii) the Master Sale and Servicing Agreement (the “Master Sale and Servicing Agreement”), dated as of May 29, 2003, among the Master Servicer, the Issuer, the Seller and the Indenture Trustee.  Capitalized terms used herein but not defined herein shall have the respective meanings specified in the Series Supplement.

The term “Prospectus” means, together, the Base Prospectus and the Prospectus Supplement.  The term “Base Prospectus” means the prospectus dated as of May 22, 2003, as filed with the Securities Exchange Commission (the “Commission”) pursuant to Rule 424 of the Rules and Regulations.  The term “Registration Statement” means (i) the Registration Statement on Form S-3 (No. 333-100512), including the exhibits thereto, (ii) all documents incorporated by reference therein pursuant to Item 12 of Form S-3 and (iii) any post-effective amendment filed and declared effective prior to the date of issuance of the Notes.  The term “Prospectus Supplement” means the prospectus supplement dated May 22, 2003 specifically relating to the Notes, as filed with the Commission pursuant to Rule 424 of the Rules and Regulations.

To the Addressees Listed on

Schedule I Attached Hereto

May 29, 2003

As tax counsel, we have reviewed such documents as we have deemed appropriate for the purposes of rendering the opinions set forth below, including the Indenture, the Trust Agreement, the Series Supplement and other documents and matters of fact and law as we have deemed necessary for purposes of rendering the opinions set forth below.  In addition, in conducting our analysis, we have relied on certain representations made to us by Household.

We have examined the question of whether the Notes issued under the Indenture will constitute indebtedness for federal income tax purposes.  Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof.  These authorities are subject to change and to differing interpretations, which could apply retroactively.  The opinion of tax counsel is not binding on the courts or the Internal Revenue Service (the “IRS”).

In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled.  The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

Based on the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

(1)                                  The Notes will be characterized as indebtedness because: (i) the characteristics of the transaction strongly indicate that, in economic substance, the transaction is the issuance of indebtedness; (ii) the form of the transaction is an issuance of indebtedness; and (iii) the parties have stated unambiguously their intention to treat the transaction as the issuance of indebtedness for tax purposes.

(2)                                  Assuming compliance with the terms of the Trust Agreement and the related documents, the Issuer will not be characterized as an association, or a publicly traded partnership, taxable as a corporation.

(3)                                  The statements in the Prospectus under the heading “Material Federal Income Tax Consequences,” as they relate to federal income tax matters, and to the extent that they constitute matters of law or legal conclusions with respect thereto, are correct in all material respects.

We express no opinion on any matter not discussed in this letter.  This opinion is rendered as of the Closing Date, for the sole benefit of the addressees hereof and it may not be relied on by any other party or quoted without our express consent in writing.

Very truly yours,

/s/ Dewey Ballantine LLP

SCHEDULE I

Household Finance Corporation 2700 Sanders Road Prospect Heights, IL 60070	U.S. Bank National Association 400 North Michigan Avenue - 2nd Floor Chicago, IL 60611

Household Automotive Finance Corporation 5855 Copley Drive San Diego, California 92111	J.P. Morgan Securities Inc., individually and as Representative of the Underwriters 270 Park Avenue - 10th Floor New York, NY 10017

Household Automotive Credit Corporation 5855 Copley Drive San Diego, CA 92111	Standard & Poor’s, A Division of The McGraw-Hill Companies, Inc. 55 Water Street - 40th Floor New York, NY 10041

Household Auto Receivables Corporation 1111 Town Center Drive Las Vegas, NV 89134	Moody’s Investors Service, Inc. 99 Church Street New York, NY 10007

Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-0001	Fitch, Inc. One State Street Plaza New York, NY 10004

Ambac Assurance Corporation One State Street Plaza New York, NY 10004